UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2003

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Notification of directors’ interests: Companies Act s.329
Share Repurchase — 3 November 2003
Share Repurchase — 4 November 2003
Share Repurchase — 5 November 2003
Barclays Directorate Changes — 6 November 2003
Base Rate Change — 6 November 2003
Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase — 10 November 2003
Block Listing — 12 November 2003
Share Repurchase — 12 November 2003
Share Repurchase — 13 November 2003
Share Repurchase — 14 November 2003
Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase — 18 November 2003
Notification of directors’ interests: Companies Act 1985 s.329
Redemption of Notes — 20 November 2003
Share Repurchase — 20 November 2003
Share Repurchase — 27 November 2003

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Signatures

Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase — 3 November 2003
Share Repurchase — 4 November 2003
Share Repurchase — 5 November 2003
Barclays Directorate Changes — 6 November 2003
Base Rate Change — 6 November 2003
Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase — 10 November 2003
Block Listing — 12 November 2003
Share Repurchase — 12 November 2003
Share Repurchase — 13 November 2003
Share Repurchase — 14 November 2003
Notification of directors’ interests: Companies Act 1985 s.329
Share Repurchase — 18 November 2003
Notification of directors’ interests: Companies Act 1985 s.329
Redemption of Notes — 20 November 2003
Share Repurchase — 20 November 2003
Share Repurchase — 27 November 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: December 17, 2003	By: /s/ Simon Pordage Simon Pordage Head of Board Support

BARCLAYS BANK PLC (Registrant)

Date: December 17, 2003	By: /s/ Simon Pordage Simon Pordage Head of Board Support

4 November 2003

Notification of directors’ interests: Companies Act s.329

The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “QUEST”) notified the Company on 3 November 2003 that they had transferred 18,533,476 Barclays PLC ordinary shares on 3 November 2003 to participants in the Barclays PLC 1991 SAYE Share Option Scheme and the Barclays Group SAYE Share Option Scheme following the exercise of their options. (The QUEST is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme and the Barclays Group SAYE Share Option Scheme (the “Schemes”).

The following directors exercised their options under the above schemes as detailed below:

Director	Number of Shares	Exercise price per share

Mr M W Barrett	3,064	316p
Mr C J Lendrum	3,912	199p

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr M W Barrett	277,656	—
Mr C J Lendrum	224,389	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,646,514 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 3rd November 2003 it purchased for cancellation 400,000 of its Ordinary shares at a price of 496 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 4th November 2003 it purchased for cancellation 400,000 of its Ordinary shares at a price of 499.1339 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 5th November 2003 it purchased for cancellation 400,000 of its Ordinary shares at a price of 490.5075 pence per share.

6 November 2003

Barclays Directorate changes

Further to the announcement on 9 October 2003 about Directorate Changes to the Boards of Barclays Bank and Barclays PLC, a letter is today being sent to all shareholders. This letter, which is set out below, explains to Barclays PLC shareholders the process that has been followed and the reasons for the appointment of the Group Chief Executive, Matthew Barrett as Chairman with effect from 1 January 2005.

Dear Shareholder

Chairman of Barclays PLC

On 9 October 2003, Barclays announced a number of changes to the Board and to senior management. The announcement said “Sir Peter Middleton, Chairman of the Board of Barclays PLC will serve until 31 December 2004 at which time Matthew W Barrett will succeed him. Mr Barrett will be succeeded by John Varley as Group Chief Executive”.

The Combined Code on Corporate Governance

The new Combined Code on Corporate Governance will apply for reporting years beginning on or after 1 November 2003. The Code will require an explanation in cases where an individual who previously was a Chief Executive Officer of a company is appointed Chairman of the Board. In Barclays case this will be included in the Report and Accounts for 2003. However, I am writing to you today on behalf of the Board to provide an early explanation of our decision.

Background

Mr Barrett has been Group Chief Executive of Barclays PLC for four years having joined the Group in October 1999. During this time the strategy that has been put in place has produced strong results. Barclays is in the top quartile of its peers worldwide in terms of total shareholder return. It has performed significantly better than the average of FTSE 100 companies. In terms of market capitalisation, it is now a top ten bank globally. It has developed a powerful, cohesive management style and a strong control culture. Senior leaders have developed to the point where the Board had a wide choice of internal candidates to succeed Mr Barrett as Group Chief Executive.

The announcements of the new Chairman and Group Chief Executive were made well in advance so that the Group could ensure a smooth transition to both roles and implement the new organisation structure which was announced at the same time.

Process

The Board has conducted a thorough selection process. In the case of the Chairman, both external and internal candidates were considered. The Nominations Committee was, for this purpose, chaired by Sir Nigel Rudd. However, all the non-executive directors, and eventually the whole Board, were involved.

Criteria

It is the obligation of the Board to appoint as Chairman the individual who, in its opinion, is best qualified to serve shareholders. The Board established a number of desirable characteristics to guide its search for a new Chairman. These included:

(a)	Strong commitment to the creation of shareholder value and high standards of corporate governance.

(b)	Experience of large multinational businesses.

(c)	Ability to command the respect of Board members, shareholders, employees and other key stakeholders.

(d)	Understanding of the role of Chairman, including an ability to bring a wider view to bear and work harmoniously with the new Group Chief Executive.

(e)	Knowledge of the global financial services industry.

It is the Board’s intention that the responsibilities of the Chairman and Group Chief Executive will be agreed and set out in writing — as they are currently for myself and Mr Barrett. They will be consistent with both the existing roles and the best practice guidelines on the role of the Chairman attached to the new Combined Code.

Reasons for the Board’s decision

Mr Barrett emerged as the Board’s unanimous choice, ahead of all other candidates, for the following reasons:

(a)	Mr Barrett is an experienced international businessman. Prior to his service with Barclays, he served 37 years with the Bank of Montreal. He was Chief Executive Officer there for ten years. He has also served as a non-executive director on the Boards of multinational companies, serving at various times as Chairman of Audit, Finance, Remuneration and Corporate Governance Committees.

(b)	Mr Barrett’s knowledge of the financial services industry is deep and broad. He brings a wide experience and perspective yet, when he retires as Group Chief Executive, he will have spent a relatively short part of his career with Barclays. The Board feels that there is much to be gained for the Group from his continued presence, as Chairman. There is no reason to believe that his objectivity will be affected — as it might have been had his whole career been with Barclays.

(c)	Mr Barrett is totally committed to shareholder value and is an inspirational leader for Barclays employees. Barclays results during his period of office speak for themselves.

(d)	Mr Barrett was Chairman of the Bank of Montreal for nine years and therefore has long experience of managing a Board of a major institution. He fully understands UK corporate governance and the different roles played by Chairman and Chief Executive.

(e)	The Board is confident that Mr Barrett will continue to have a productive and excellent relationship with John Varley, the new Group Chief Executive and other members of the Group executive. In particular the Board feels that the new management team will continue to develop the business, bringing benefits to shareholders, customers, staff and the communities in which Barclays operates.

Senior Independent Director

The Board intends to appoint a Senior Independent Non-Executive Director in line with the new Combined Code during 2004.

Terms and Conditions

Mr Barrett’s terms and conditions, including his remuneration, will be settled nearer to the time of his appointment and will be appropriate to the role of Chairman.

Consultation

We have kept major shareholders informed of the Barclays Board’s developing thinking on succession issues, in line with the recommendations contained in the new Combined Code but I wanted to write to shareholders personally to explain how we have arrived at this important decision.

Yours sincerely

Sir Peter Middleton
Chairman

6 November 2003

BARCLAYS BANK INCREASING BASE RATE

Barclays Bank is increasing its base rate by 0.25 per cent to 3.75 per cent with effect from today,
6 November 2003.

10 November 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 November 2003 that on 7 November 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 503p per share:

Director	Number of Shares

Mr C J Lendrum	24
Mr J S Varley	24

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	224,413	—
Mr J S Varley	303,709	—

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 10 November 2003 that it had on 6 November 2003 purchased a total of 2,263,157 ordinary shares in Barclays PLC at a price of 495.02p per share. None of the shares purchased was in respect of an award made to a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 10 November 2003 that it had on 7 November 2003 purchased a total of 192,086 ordinary shares in Barclays PLC at a price of 495.02p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

4.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 10 November 2003 that it had on 7 November 2003 exercised its discretion and released 11,632 ordinary shares in Barclays PLC to a participant who exercised their award under the Barclays Group Performance Share Plan (“PSP”). None of these shares were released to directors of Barclays PLC.

5.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 10 November 2003 that it had on 7 November 2003 exercised its discretion and released 1,489 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

6.	The trustees of the Barclays Qualifying Employee Share Ownership Trust (the “QUEST”) notified the Company on 5 November 2003 that they had transferred

157,840 Barclays PLC ordinary shares on 5 November 2003 to participants in the Barclays PLC 1991 SAYE Share Option Scheme and the Barclays Group SAYE Share Option Scheme following the exercise of their options. (The QUEST is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme and the Barclays Group SAYE Share Option Scheme (the “Schemes”).

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 84,930,796 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 10th November 2003 it purchased for cancellation 603,000 of its Ordinary shares at a price of 495.73 pence per share.

12 November 2003

Barclays PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 7,000,000 Ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Block listings consist of 5,000,000 shares to be issued under the Woolwich Executive Share Option Plan and 2,000,000 shares to be issued under the Barclays PLC Renewed 1986 Executive Share Option Scheme.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 12th November 2003 it purchased for cancellation 110,000 of its Ordinary shares at a price of 494.11 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 13th November 2003 it purchased for cancellation 1,000,000 of its Ordinary shares at a price of 492.39 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 14th November 2003 it purchased for cancellation 820,000 of its Ordinary shares at a price of 488.65 pence per share.

17 November 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 17 November 2003 that it had between 12 November and 14 November 2003 exercised its discretion and released 888,093 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (PSP & ESOS) Trust (the “PSP & ESOS trust”) notified the Company on 17 November 2003 that it had on 13 November 2003 exercised its discretion and released 16,220 ordinary shares in Barclays PLC to a participant who exercised their awards under the Barclays Group Performance Share Plan (“PSP”). None of these shares were released to directors of Barclays PLC.

3.	The independent trustee of the Barclays Group (PSP & ESOS) Supplementary Trust (the “PSP & ESOS Supplementary trust”) notified the Company on 17 November 2003 that it had on 13 November 2003 exercised its discretion and released 2,077 ordinary shares in Barclays PLC. None of these shares were released to directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 84,024,406 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 18th November 2003 it purchased for cancellation 600,000 of its Ordinary shares at a price of 488.38159 pence per share.

19 November 2003

Notification of directors’ interests: Companies Act 1985 s.329

The Company was notified that on 18 November 2003 Mrs Elizabeth Russell, a connected person to Mr Stephen Russell, purchased 88 ordinary shares in the capital of Barclays PLC at a price of 485.15p per share to be held within her Self Select PEP.

Following this purchase, Mr Russell holds a beneficial interest in 10,609 ordinary shares in the capital of Barclays PLC.

20 November 2003

Barclays Bank PLC
Barclays redeems US$10,000,000 3.80 per cent. Fixed Rate Notes due 19 November 2007 (the “Notes”)
ISIN: XS0157894683

Barclays Bank PLC announced today, 20 November 2003, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 19 November 2003.

The Notes will be cancelled and there are no further Notes outstanding.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 20th November 2003 it purchased for cancellation 567,344 of its Ordinary shares at a price of 483 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that 27th November 2003 it purchased for cancellation 1,475,000 of its Ordinary shares at a price of 507.29 pence per share.